EXHIBIT 99.5

WIPRO LIMITED Q3 03-04 EARNINGS INVESTOR CALL (EVENING CALL)
JANUARY 21, 2004

Moderator: Ladies and gentlemen, thank you very much for standing by and welcome to Wipro third quarter earning results conference call. At this time all participants’ lines are in listen-only mode. Later there will be an opportunity for question and answers with instructions given at that time. Should you require assistance during the call please press * and 0 and the conference specialist will assist you off line. As reminder, today’s conference call is being recorded. I would now like to turn the conference call over to the host Sridhar Ramsubbu of Wipro management. Please go ahead sir.

Sridhar: Morning ladies and gentlemen, and good evening to the participants across the globe. Let me take this opportunity to wish you all a very happy new year. Along with LAN and Anjan in Bangalore, we handle the investor interface for Wipro and we take pleasure in extending a warm welcome to all the participants from US, UK, and elsewhere to Wipro’s third quarter results and earnings call for the period ended December 31st, 2003.

We have with us today Mr. Azim Premji, Chairman and Managing Director, Mr. Suresh Senapaty, CFO, who will comment on the US GAAP results for the quarter ended December 31, 2003. They are joined by Mr. Vivek Paul, Vice Chairman, Suresh Vaswani, President Wipro Infotech, Raman Roy, and other senior members of the management team who will be happy to answer the questions you have.

Before we go with the call, let me call your attention that during the call we might make certain forward-looking statements within the meaning of the Private Securities Litigation Reforms Act, 1995. These statements are based on management’s current expectations and are associated with uncertainty and risks, which could cause the actual results to differ materially from those expected. These uncertainties and risk factors have been explained in detail in our filings with the Securities Exchange Commission in the USA. Wipro does not undertake any obligations to update forward-looking statements to reflect events or circumstances after the date of filing thereof. The conference is slated for one hour, the presentation of the third quarter results, will be followed a question and answer session. The operator will walk you through the procedure for asking questions. The entire earnings call proceedings are being archived and transcripts will be made available after the call at www.wipro.com Ladies and gentlemen, over to Mr. Azim Premji, Chairman and Managing Director Wipro.

Azim Premji: Let me wish all of you all a very happy and a very successful new year. Your board of directors in the meeting held this morning approved the accounts for the quarter ended December 31, 2003. Our results have been mailed to those registered with us and are also available on our website. Let me share with you some of our thoughts on our performance and on our prospects. Business traction in our global IT services business continues to be robust. In the quarter ended December 31, 2003, we recorded revenues of $250 million and operating profits of over Rs. 2.5 billion equivalent of about $55 million, a sequential growth of 13% and 17% respectively. Combined with the encouraging performance of our other businesses, we posted our highest ever quarterly profit after tax. Within global IT business, our technology business grew sequentially by 13% and the enterprise business by 10%. If you were to look at different service lines, technology infrastructure services grew sequentially by 17%, business process outsourcing by 29%, and package implementation by 14%. On the profitability front, improvement in productivity and increased cost efficiencies offset the impacts of offshore compensation increase, rupee appreciation, and marginal decrease in utilization, resulting in an expansion in our operating margin as compared to the quarter ended September 30, 2003. In terms of business operations, the results have been encouraging as well. Robust growth was evident across all verticals, all service lines, and all geographies. We continued to be successful in selling new and enhanced services to our existing customers and to new customers. We significantly improved our ability to leverage the consulting skills from our acquisitions across all business segments. We were also successful in selling IT enterprise solutions to our technology clients. Looking ahead, offshoring continues to gain momentum. We expect the volume growth across business segments to sustain and expect pricing environment to be stable. However, there will be quarterly aberrations due to mix of customers and services. Further, continued appreciation of the rupee puts pressure on business profitability.

In summary, we had a quarter of satisfactory performance. Opportunities are abundant in the current environment, but these opportunities come with their own challenges. We are as much focused on leveraging near-term opportunities as we are on building a long-term global organization. We believe that doing both are critical to create sustainable shareholder value and we are confident that we will achieve our goals on this. I will now request Suresh Senapaty, our CFO, to comment on financial results before we take questions.

Suresh Senapaty: Good morning ladies and gentlemen in US and good evening to those of you in India and Asia. Wish you a very happy new year. Mr. Premji shared our thinking on the business environment. I will touch upon a few aspects of the financial and operational significance. During the quarter ended 31st December 2003, we had sequential revenue growth of 13% in our IT global services and product segment, which was comprised of 11% revenue growth in the IT service component of the segment and 29% growth in the IT enabled services business component of that segment. The 11% growth in the services component was driven by a 9% growth in the volume of business combined with a 2% increase in our realization rates for work performed offshore, partially offset by a 2% decrease in our realization rates for worked performed onsite. The growth in our IT enabled services business was primarily due to growth in the volume of business coupled with marginal improvement in price realization. During the quarter ended 31st December 2003, we leveraged the skill sets of and resources in Wipro Nervewire to offer services to our customers in other verticals in technology as well as enterprise business. Consequent to this integrated approach, we believe that a consolidated representation of the segment results represents the appropriate presentation of operating results. We have therefore consolidated the business operations of the Wipro Nervewire resources into the results of our global IT services and products segments. Rupee appreciation continues unabated and the forward premiums have shown a negative trend. We have minimized the impact of this appreciation on our financial results by proactive hedging and as of December 31st we have forward cover for inflows for about the next two quarters at rates that are slightly better than the prevailing spot rates. For the quarter ending 31st March 2004, we anticipate that we will continue to see volume-led growth with prices moving in a narrow band. We expect to retain operating margins at current levels excluding the probable impact of appreciation of the rupee. With this we will be glad to take questions.

Moderator: Ladies and gentlemen if you do wish to ask a question please press the * then the 1 on your touchtone phone. You will hear a tone indicating you were placed in queue. To remove yourself at any time you may press the $ key. If you are using a speakerphone please pick up your handset before pressing the numbers. Once again for questions or comments please press * and then 1 on your touchtone phone. Our first question will come from the line of Julio Quinteros of Goldman Sachs. Please go ahead.

Julio: Good afternoon gentlemen or good morning depending upon your location. Quickly wanted to walk through the expense items, in particular I want to make sure that if there are any expenses from one time items which is kind of goes through the items that if you are in mind, just kind of highlighting, any potential changes in provisions for doubtful accounts, any other charges through either on your foreign exchange or some other components of your expenses and other items. If you don’t mind just starting that, that would be great. Thank you.

Suresh Senapaty: No there are no significant one-time items either on the debit side or on the income side in this particular quarter. In fact if you are seeing results the operating margin has shown an upward movement of 20.4% to 21% from the last quarter to this quarter and there has been let us say this has been in spite of the rupee appreciation by about 0.5%. We had the onsite hasn’t gone up. We had a utilization drop by 1% because we had the highest additions in terms of the people hired. We had manpower cost increases which we had talked about in the previous calls. There was an impact of about 1.3% on account of that. There have been some plus we had in terms of savings from the subcontracting cost, in terms of reducing the losses on acquisition related expenses, and also in terms of the SG&A cost, not that there has been a reduction in the SG&A cost but we optimize on that by keeping the SG&A cost under check. So on a net-net, there was a 60 basis points improvement in the operating margins. The SG&A cost also had a provision for doubtful debt component like earlier we used to have a provision for doubtful debt we used to make provision, but this quarter we did well in terms of collecting and improving the quality of the debt, as a result of which we did not have any provision, in fact we had a small write back of the provision. So there are not one item charges or one item write back, we would expect this in the normal to happen going forward too.

Vivek: Thank you Suresh and if I may just in and add that what we also saw in the provision for doubtful debts, there is no change in the provisioning. So I just want to make sure that is clear. The second, if you think about any one time effect, there is no one time impact but we did have the impact of the salary hike kick in, we had talked about that at the last quarter’s earnings call, that kicked in, that is not a one time effect, it will flow through of course every quarter, but there was an unusual transient.

Julio: Right, thank you very much.

Moderator: The next question will come from the line of Moshe Khatri with SG Cowen. Please go ahead, your line is open.

John: Hi, this is John from SG Cowen. I was not able to make the call. Just a couple of questions on spot pricing, can you talk to us about spot pricing, pricing for new deals and services, and have you seen an uptake there, and can you quantify that if so?

Balki: For the quarter the onsite rates have dropped by 2 percentage points sequentially, and the offshore rates have gone up by 2.2 percentage points. Overall, the new accounts are coming at for onsite slightly lower rates than the average rates, and for offshore they are coming at higher rates than the average rates.

John: Great, thank you very much. On that note actually can you discuss turn over rates for the quarter in services, and just remind us what last quarters were?

Vivek: When you say turn over, you are talking about attrition?

John: Yeah.

Vivek: The attrition rate for this quarter was 17% on the IT services side on an annualized basis and that compares to ..., it is up by about 3 points, so that would be about 14% from the last quarter.

John: Great, thank you very much.

Vivek: And if I can just add one more clarification which is that if you look at the attrition rate, the attrition rate for our senior, greater than 5 year’s experience employees, is about three quarters that of the less than 5 year’s experience. So what we are seeing is that the particularly vulnerable population of the middle and senior managers appears to be under better control.

Moderator: We will next go to the line of Ashish Thadani. He is with Brean Murray please go ahead, your line is open.

Ashish: Good evening and a terrific quarter. I have a couple of questions. Relative to recent trends, there are some large positive variances in certain line items, you talked a little bit about the SG&A, it seems that that would be sustainable improvement. Could you talk a little bit about the India and Asia Pacific IT product revenue, what is going on over there?

Suresh Vaswani: You know we have had a strong performance this quarter. Our revenues were up by 28%.

Sridhar: Suresh you need to come closer to the mike, we are not able to hear you.

Suresh Vaswani: I said we have had a strong quarter in Wipro Infotech in the India Asia Pacific and the Middle East business. Our revenues are up 28% year-on-year, our profits are up roughly 45% year-on-year, and this is a result of you know strong performance across all our business lines in India Asia Pacific and the Middle East. Our business lines are the products business, the services business, as well as the software and consulting business that we address the market with in India.

Suresh Senapaty: Yeah, the numbers that Suresh Vaswani talked about was under the Indian GAAP but if you look at the US GAAP, the Indian and Asia IT services and products has grown in revenue terms 60% YOY and 39% sequential on the quarter ending September to the quarter ending December. In this particular quarter we had you know the new accounting standard, which is 0021, which was not there earlier, there were certain revenues which we were recognizing under Indian GAAP but not under US GAAP, but because of this particular change in the 0021 some of the revenues under US GAAP generally not being considered before are now being considered under revenue recognition, and therefore we had a increase in this particular quarter as a one time adjustment you can say, and therefore the growth YOY is 60% and sequential 39%.

Ashish: Is it possible in dollar terms to quantify that jump on account of the new standards?

Lakshminarayana: Typically in the Indian GAAP, it is about 28%, and in the US GAAP it is about 60% YOY, but this is largely accounted by the change in standards.

Ashish: Okay, just if we move on, there is also a drop in the fixed-priced project contract component. What impact might that have in the quarter and going forward?

Vivek: Let me just answer that Ashish. I think that that should not have any effect in terms of either volume growth or margins. In fact it just representative of the fact that we have been trying to wrestle down our fixed-priced projects to a level we are comfortable that we are doing them in the kind of projects where there is a benefit to us of doing fixed-priced projects and there is limited risk. So I would say that the volume growth continues, the fixed-priced projects are being much more sharply focused.

Ashish: Good, and then I just had a question on pricing going forward, let us say a few quarters out, if robust demand is accompanied by a improving client health, is there any reason why the company cannot pass on future salary hikes either as a surcharge or as in terms of higher billing rates, you know few quarters out?

Vivek: I think that the situation is still too premature to say that we have the ability to get raw pricing power. I think that the good news is we have been able to re-negotiate contracts with a couple of customers, significant customers, that have been able to inch prices up, but it is on the back of us demonstrating a very numerative, quantitative productivity measurement. So I think that what we are focusing on is really a more yield rather than just a apple to apple price, because we are still not finding customers terribly and truly reactive about that. First customers are in the mood of giving more volume and therefore not willing to talk price.

Ashish: Okay that is helpful, and the last question, yes or no answer will be just fine, on the subject of an ADR stock split, is that something that the board would be open to considering?

Vivek: I think the answer should be yes or no like you asked.

Ashish: Is it a yes or a no?

Sridhar: I think that is a decision for the board, so Ashish we will take it off line.

Ashish: Okay thank you very much.

Moderator: We will next go to the line of Mitali Ghosh with Merrill Lynch, please go ahead, your line is open.

Mitali Ghosh: Yeah hi. My first question is regarding how you are seeing global vendor competition playing out this quarter. Have you seen any changes in the kind of activities from them?

Vivek: I think that you know we had mentioned earlier in the call that you were on that this quarter we have had a fair share of decent sized wins and I would say that in virtually everyone of those decent sized wins we had some international competitor or the other and the ones that we were competing in right now are exactly of the same tenure. So, I think that what we are seeing is exactly what we said earlier in existing accounts, where the deal is large, the international players are willing play the offshore game to retain the customer and to retain volume.

Mitali Ghosh: And would there be still, you know there was an earlier talk of lot of undercutting by some of the global vendors, are we seeing that stabilizing now?

Vivek: No, I think that you know we haven’t heard of any of the really scary stories that we did the last quarter, but they are still coming in substantially below where we are.

Mitali Ghosh: Okay, and my second question is regarding utilization levels, you know you are at fairly high 77% kind of levels, what do you think is sustainable levels, going forward?

Vivek: I think you know I mean the sustainability has to sort of take a look back and see what levels have we been able to be at and what is the best and what is kind of the upper 25th percentile if you will, and I think that would indicate little bit of room for improvement but not a lot.

Mitali Ghosh: Right, my last question is regarding you know we are seeing a lot of demand for offshore services, what do you think is the biggest risk you know in terms of upsetting this demand flow?

Vivek: I think that you know if you look at it from the macro environment, let me sort of start from the macro and zoom into the micro, I think that if in a month’s time Hillary Clinton parks herself outside a major customer and talked about how this was a major issue, I think customers may generally become a little gun shy, although frankly that would be a short-term phenomenon not a longer-term phenomenon but you know we live quarter to quarter so we would hate for that to happen, but that is a risk. I think that the second risk is that the dollar fall may be more uncontrolled than controlled, and if that happens then of course you have a jolt to the system both for us and for a lot of other people as well. So that would be on a sort of macro economic environment. On the industry spending, I think we continue to be fairly optimistic about spending patterns, I think all the indicators including the service usage seem to be positive. I think that in terms of spending on offshore that continues to be positive, so I don’t see a lot of potential for direction shift there. And finally on the internal side there is the, you know if there was any run away attrition or if there was a real problem in getting people, neither of which we see, but you know who knows it, if I was to sort of say you know risk may be but pretty low risk.

Mitali Ghosh: Okay, thank you.

Lakshminarayana: Yeah, before we get on to the next question just wanted to clarify request that Ashish asked earlier. Ashish the difference between, this is with accounting standard change, is approximately $7 million in terms of revenue.

Sridhar: Ashish you got that from LAN? Anyway, I think we will move on.

Moderator: The next question will come from the line of Lou Miscioscia with Lehman Brothers, please go ahead.

Lou: Okay thank you. Before I start, if I could just ask that there was I guess a company speakers they are dialed them remotely, it is reasonably difficult unfortunately to hear you, where some of the other ones are coming in quite clear. I am not sure what you can do, may be if you are on speakerphone may be you could lift up.

Sridhar: Yeah I can ask our Bangalore conference room, who are in the conference room to come closure to the speakerphone and talk through the speakerphone, because we are not able to hear when Premji or Senapaty talked from the conference room. LAN can you organize that?

Lakshminarayana: Yes we will do that please.

Sridhar: Okay, thank you.

Lou: Okay great. My first question had to do with and I think Vivek had also mention something about it, in continuing to win some bigger contracts. Could you go into the details of those contracts, are they starting to breakout of you know the custom applications and systems integration and may be doing a little bit more consulting or are they pretty much similar to the ones that you have won over the let us say the last 12 months?

Vivek: Actually they are very similar.

Lou: Okay, do you see that changing into the let us say over the next 12 months or do you expect more of the same?

Vivek: Well I think that you know as we see more spending on new projects, we may see more system integration projects and they would entail both the application build as well as the architecting and consulting. So I think that that might change but as of now I cannot say that any of the contracts we won are of that nature yet. I think that if I go in to the R&D space, particularly in the telecom sector, we are beginning to see more full product ownership where its you know fundamentally maintenance of an ongoing stream but where we take over the entire responsibility for the product where we do the installed base, bug fixes, release management, and you know launches out to the field and upgrades.

Lou: Okay great, and next question actually hits on two separate areas one of whom is the one you just comment on being the telecom area, how does the, now that companies Motorola, Lucent, Nortel are starting to see their business transfer to pick up, how staffed are they in their R&D areas, in the sense of have they cut back so much they will need to even make more use of your services instead what they are going out and hiring, which they might be a little bit reluctant to do, and that same question also for let us the Fortune 500 IT staff in the US?

Vivek: I think that what we are seeing on the telecom side is that they are hiring in their India centers and they are giving us a lot of work too, and right now I would say we get the lion share of the work, not all of it or not you know almost all of it but at the lion share. I think that we are seeing them ramp up the India development centers as well. So in fact we do see that return to

R&D spending on the telecom equipment side. On the IT major side, we still have not seen on the US side any local hiring, and they continue to pursue outsourcing opportunities. We also see the outsourcing opportunities not just for ourselves but in the few instances where we have lost to a global major they are also outsourcing to a global major even in the United States.

Lou: Okay great. Then switching course a little bit, any kind of prediction we can get on the US dollar to the rupee, in the sense that not a currency analyst over here so do you expect it to just flat line or do you expect it to continue to increase, just some kind of thought you put into I guess you are planning I guess over the next four months.

Suresh Senapaty: Well our expectation I mean is that looking at the past medium to short term, we think in the short term rupee would continue to appreciate, based on whatever our understanding of the US Government pursuing the policies vis-à-vis dollar and the Indian Government the way their interventions are. So therefore for the next two quarters in flows we have done in hedging, which is little better compared to the current spot rates. We thought that is the better way to insulate with the P&L to the best of our ability by doing that.

Vivek: Actually Sridhar I am also wondering if we could perhaps direct you know a couple of names of econometric forecasting companies that actually do have rupee forecast, so you can not only get our outlook but also what so many economists are saying.

Sridhar: Yeah we could get that and I will share that with Lou separately. Do you want to comment on that now or ...?

Vivek: No I think that you know let the economist speak for themselves.

Sridhar: Yeah, okay.

Lou: Okay thank you, those were my questions, good look on the year.

Vivek: Thanks.

Moderator: The next question which will come from the line of Sujeet Sehgal with UBS, please go ahead.

Sujeet Sehgal: Hi, good morning gentlemen, this is Sujeet Sehgal from UBS. Congratulations on a great quarter. Just like to ask a couple of questions. Firstly, on pricing, I mean one had we are saying in our opening remarks that there is basically there is stability in billing rates, and on the other hand we are also saying that new customers in onsite projects are coming below average rates and we are also saying that multinationals are still bidding at significantly lower rates than what you guys are at. So I am kind of getting a bit you know more conservative commentary on pricing than I was probably expected. Can you throw some light on where are we in this cycle, I mean in the last few months has the optimism on this price stabilization changed or what is happening?

Vivek: Well I think if you want to term it as price stabilization, the optimism continues, you know first and foremost, if you look at the fact that, actually let me back up, let me just split pricing into the multiple elements. First is the new account pricing, and we have discussed that we are seeing gains on the offshore side and a little bit behind on the onsite, but you know in some sense that transactional, last time it was onsite was higher as well. So I think it is a matter of what orders you got, or what business you started flowing over the quarter. I think that the new business, however, does not have a very large impact in any given year, because in any given year are no more than 11-12% of our revenue has been from new customers, but that is one impact. The second impact, which is the largest impact is existing customers, and there is two elements in there, existing customers pricing negotiations and existing customer mix changes. If you look at existing customer price negotiations, we are seeing stability, the pressure that we had to lower prices is gone, we have had a couple of episodic example this quarter and the last quarter where we were being able to get higher prices, but I would not call that a wide spread factor or a source of optimism that the prices are going up, I think that the term pricing stability would apply. That really is the biggest chunk of the pricing make up. The third element which is the mix, we are seeing sort of two mixes sort of wash each other out. One is that as we climb volumes with existing customers, we climb to lower pricing slabs, but we are also seeing a higher mix of some of our higher value added services like infrastructure services, package implementation, and as a result that mix effect is pretty much washing itself out. So net-net I think the word stabilization is something that we feel confident does apply.

Sujeet Sehgal: Okay excellent it is heartening to note that. Secondly, a very quick question on onsite attrition and do we see any need at all to be giving a meaningful wage increases to our onsite employees, may be around six months down the line?

Vivek: Not at this point. We are not seeing any uptake in the US employment environment and we are not seeing any uptake therefore on the wage pressure.

Sujeet Sehgal: Okay so there are no attrition issues, and you don’t see next six months you may need to do that?

Vivek: No, nothing that can’t be controlled.

Sujeet Sehgal: Okay excellent, thank you very much and have a great day.

Moderator: Next we have got the line of Moshe Khatri with SG Cowen, please go ahead.

Khatri: Hi thanks. I have a couple of follow on questions here. Can you looking at client additions this quarter at least in R&D they seemed relatively high, now are we seeing a fundamental improvement and may be strength in demand trends and R&D work? Thanks.

Vivek: I think that the number of client openings is not terribly good predictor of the future, and the reason is that only R&D business side we get both projects which are large such as you know taking over of an existing project or we could do a chip design or a board design or a IT sale to a small company. So I would say that just going by the number of accounts opened is perhaps less useful an indicator as the fact that we are seeing volume growth and revenue growth coming in at pretty strong levels from that business.

Khatri: Okay, and then can you provide us any comment about long-term margin trends, may be in this context assuming the rupee to dollar rate remains stable and that spot pricing continues to firm, do we see margins actually expand, and then may be finally, can we assume that Nervewire reached break even levels this quarter? Thanks.

Vivek: Let me just take that in sort of reverse order. Nervewire had a smaller loss, but the negative still hung around, so I think we are still there. We are continuing to tighten that and get that behind us. In terms of the longer term margin outlook, I think that what we have indicated is that with pricing stabilizing we do feel that, if there is not an untoward impact of the rupee appreciation, we should be able to improve margins, however, that rupee appreciation is the wild card and we don’t know which way it is going to play out and how much.

Khatri: Okay, and if Nervewire posted a small loss, can we assume that basically the loss kind of goes away when you look at the March quarter?

Vivek: I think that you know it should become insignificant, if not better than that.

Khatri: Okay, and then finally, any thoughts about acquisitions, you have stayed away from acquisitions for a couple quarters now trying to digest Nervewire and may be the utilities business that you acquired from AMS, anything on the horizon that we should kind of focus on?

Vivek: First of all we would like to break ourselves and all of you of the habit that we should acquire a company a quarter. I think we are pretty clear that that is not what we want to do. I think if you look at the track record of our acquisitions, we feel quite heartened. If you look at Wipro Spectramind, 5 of 19 customers they have now are Wipro Technologies customers, 12% of the Q3 revenue came from them, and 75% of the pipelines is coming from them. If you look at energy and utility, we have been adding a customer a month through the consolidated offering. We have already cross sold of the 12 AMS active accounts, 7 of them we are offshoring services and sent 60 plus people from India on consulting. So I think that has gone pretty well. On the Nervewire side, we have been able to ramp up our financial services growth rate by changing the face we put in front of our customers including the mix that we do. I think the challenge that we have had on Nervewire has been that the incoming revenue that we expected didn’t come in the way we expected. So we did get the synergy benefits but not the base revenue that we thought, and that has been a bit disappointing and that is what has lead to the losses. So if you look at this experience, what we feel is that certainly there is lessons we can learn, and I think we are trying very hard to make sure we don’t make the same mistake twice, but that does not mean that it derails us from using acquisitions as a growth vehicle, but by the same token just we have maintained from the very beginning, acquisitions are not a must, we will be very thoughtful and careful as we do them.

Khatri: That is great, thanks and a great quarter.

Moderator: Next question from the line of Sandeep Dhingra with JP Morgan, please go ahead.

Sandeep Dhingra: Yeah hi, congratulations on a great quarter. Couple of question from me, one is just on this whole hiring numbers, you are hiring in you know close to 3,000 people a quarter, your neighbors across in Bangalore are hiring similar numbers, so are we running the risk of you know I mean how long can we continue this momentum, are we running out of people anytime soon, especially if you keep hiring laterals through all this?

Vivek: I think that you know let me break that into two pieces Sandeep, one is on the campus hiring, I think what we have seen is we have seen the percentage hiring from campuses continue to rise steadily you know quarter after quarter. So I think in the last quarter we were at about 30%. So I think that that does definitely open up the availability of people. The second is that what we have is ability to be able to find talent based on the brand name that and the brand equity that Wipro has as an employer. So I don’t think we are at this moment in time, if you remember two quarters ago, I had said that we were facing a certain tightness in being able to hire people, I think that tightness feels a little loser now, I still think that we are not there in terms of being able to hire all the senior managers we need, but frankly given the fact that the attrition has been lower in the senior management ranks and in the lower management ranks or I should say the lower ranks because under 5 years’ experience not necessarily make people a manager, I feel that the situation is under control. So at least at this time we are not seeing a supply side constraint.

Sandeep Dhingra: Vivek, just another different point, you know you must be tracking your win rates you know in deals against global competition, Indian competition. So have you seen a significant improvement in that for Wipro in last 6 months you know which may explain that you are seeing a much higher acceleration than some of your peers?

Vivek: You know it is only feels that way but you know I just hate to you know I mean sometimes you only see what you see, so you always almost never know the universe, so I don’t want to sort of jump up and down and say we have got a massive market share gains, but I do know that many of the contracts we have competed for we won and if we add up all of them we feel like we have won more than anybody else did, but like I said, we could be biased in our sample.

Sandeep Dhingra: Right, just you know looking at it differently the large contracts you won this quarter, are a lot of them you know are you the sole vendor and several of those or they are typically coming as joint relationships?

Vivek: No actually the typical arrangement is a multi-vendor deal.

Sandeep Dhingra: Okay. And finally just on the attrition side on the BPO side of the business, I mean, 17% on a quarter is you know sounds like a very scary number. So obviously that is a industry with a higher attrition rates, but how do we you know see that going forward?

Raman: Yes that is a scary number.

Sridhar: Raman there is a feedback in your call, do you want to see if you have a something like that where you can talk little bit I mean without the feedback?

Raman: Yeah let me use Vivek’s phone. Okay we have changed this methodology by which we calculate our attrition. Earlier we used to only count people who would resign and done their full and final settlement for attrition. We discovered that there are lot of people you know these are typical 23 years olds that form a large proportion of our employees who do not really come forward for a full and final settlement, they just don’t show up for work. So we have started counting people who do not show up for work and are on unpaid leave without any intimation for a specific period of time as people who have attrited and that is where the number has gone up. If you take that out the number is comparable with what we had last quarter, it is in the same ball park. However, going forward, we will be using the methodology that we are now using as a point for comparison.

Sandeep Dhingra: Okay, thank you.

Moderator: The next question comes from the line of Julio Quinteros, he is with Goldman Sachs, please go ahead.

Julio Quinteros: Sure, want a quick follow-up. Did you guys thought specifically through the revenue contribution that Nervewire having in the current quarter or is that, I know that it is now being included in your consolidated statements, but did you break up the Nervewire contribution for the quarter?

Sridhar: We have not published separate numbers for Nervewire this quarter. I mean we could discuss that off line if you want, but we have not published in the quarter results.

Suresh Senapaty: The Nervewire results have been integrated into the mainstream in Wipro in terms of security practice as well as the other enterprise and engineering and product engineering side of the business, and therefore there is no standalone Wipro Nervewire entity so called, and that is the reason why from this quarter onwards, the last quarter onwards, we haven’t given any separate kind of numbers.

Julio Quinteros: Okay understood, thank you.

Moderator: I would now go to the line of Neelkanth Mishra with CSFB, go ahead your line is open.

Neelkanth Mishra: Yeah one very short question, a house keeping one. What is the share of BPO revenues that come from voice-based processes?

Raman: We do 86% of our revenue from voice-based processes, and 14% of our revenue from non-voice.

Neelkanth Mishra: Right, and was it 91% and 9% last quarter?

Raman: Yes it was. I wouldn’t know the exact numbers, but ....

Suresh Senapaty: Yeah that is right Raman.

Raman: It in excess of 9%.

Suresh Senapaty: It was 91% last quarter and it has come down to 86% this quarter.

Neelkanth Mishra: Great thanks.

Moderator: At this time there are no further questions in queue, please continue.

Sridhar: Are there anybody on the line Rod?

Moderator: There are no other questions on line.

Sridhar: Okay so shall we wind up Senapaty, there are no other questions now?

Suresh: Yeah sure Sridhar.

Sridhar: Yeah, thank you very much for listening in and if you need any further assistance please do feel free to contact me or write to us at sridhar.ramasubbu@wipro.com Thank you very much.

We can wind up the call Rod.

Moderator: Ladies and gentlemen, that does conclude your conference call for today. Thank you very much for your participation and for using AT&T Executive Teleconference.

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